# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Celsius Holdings, Inc., CIK 0001341766
CUSIP: 15118V207
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 2424 North Federal Highway, Suite 208, Boca Raton, Florida (FL), 33431
Date of event which requires filing of this statement: 04/01/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002063817

## Reporting persons
- Alani Holdings, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 22,451,224; sole dispositive power 0; shared dispositive power 22,451,224; aggregate amount beneficially owned 22,451,224 (8.71% of the class)
  Comment: (1) This amount consists of shares of common stock held directly by Alani Holdings, LLC ("Alani"). As the sole members of Alani, Trey Steiger and Max Clemons have shared voting and dispositive power over the shares of common stock held by Alani.
  
  (2) Based on 257,734,354 shares of Class A Common Stock outstanding as of April 1, 2025, as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 2, 2025.
- Max Clemons: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 22,451,224; sole dispositive power 0; shared dispositive power 22,451,224; aggregate amount beneficially owned 22,451,224 (8.71% of the class)
  Comment: (1) This amount consists of shares of common stock held directly by Alani. As the sole members of Alani, Trey Steiger and Max Clemons have shared voting and dispositive power over the shares of common stock held by Alani.
  
  (2) Based on 257,734,354 shares of Class A Common Stock outstanding as of April 1, 2025, as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 2, 2025.
- Trey Steiger: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 22,451,224; sole dispositive power 0; shared dispositive power 22,451,224; aggregate amount beneficially owned 22,451,224 (8.71% of the class)
  Comment: (1) This amount consists of shares of common stock held directly by Alani. As the sole members of Alani, Trey Steiger and Max Clemons have shared voting and dispositive power over the shares of common stock held by Alani.
  
  (2) Based on 257,734,354 shares of Class A Common Stock outstanding as of April 1, 2025, as reported in the Issuer's Preliminary Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 2, 2025.

## Item 1. Issuer
Name of issuer: Celsius Holdings, Inc.
Address of issuer's principal executive offices: 2424 North Federal Highway, Suite 208, Boca Raton, Florida 33431

## Item 2. Person Filing
Name of person filing: This statement is filed by (i) Alani Holdings, LLC, (ii) Max Clemons and (iii) Trey Steiger.
Address of principal business office or, if none, residence:
The address for Alani Holdings, LLC, Max Clemons, and Trey Steiger is as follows:

13551 Triton Park Blvd, Louisville, KY 40223.
Citizenship:
Alani Holdings, LLC - Delaware

Max Clemons - USA

Trey Steiger - USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See the responses to Item 9 on the attached cover pages.
Percent of class: See the responses to Item 11 on the attached cover pages.
Sole power to vote or to direct the vote: See the responses to Item 5 on the attached cover pages.
Shared power to vote or to direct the vote: See the responses to Item 6 on the attached cover pages.
Sole power to dispose or to direct the disposition: See the responses to Item 7 on the attached cover pages.
Shared power to dispose or to direct the disposition: See the responses to Item 8 on the attached cover pages.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement among the filing persons, dated April 8, 2025.

## Signatures
- Alani Holdings, LLC: /s/ Max Clemons, Max Clemons / Authorized Signatory (04/08/2025)
- Max Clemons: /s/ Max Clemons, Max Clemons (04/08/2025)
- Trey Steiger: /s/ Trey Steiger, Trey Steiger (04/08/2025)